DC:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 20, 2007

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2-20-2007

Gregg M. Larson
Associate General Counsel and Secretary
3M Company
P.O. Box 33428
St. Paul, MN 55133-3428

Re: 3M Company
Incoming letter dated January 5, 2007

Dear Mr. Larson:

This is in response to your letters dated January 5, 2007 and January 26, 2007 concerning the shareholder proposal submitted to 3M by The Nathan Cummings Foundation and the UniversalHealth Care Foundation of Connecticut. We have also received a letter from The Nathan Cummings Foundation dated January 25, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Laura J. Shaffer
Manager of Shareholder Activities
The Nathan Cummings Foundation
475 Tenth Avenue, 14th Floor
New York, NY 10018

Linda Dahlmyer
UniversalHealth Care Foundation of Connecticut
290 Pratt Street
Meriden, CT 06450

Gregg M. Larson
Associate General Counsel and
Secretary

3M Legal Affairs
Office of General Counsel

P.O. Box 33428
St. Paul, MN 55133 3428 USA
Telephone: 651.733.2204
Facsimile: 651.737.2553
Email: gmlarson@mmm.com

3M

January 5, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, DC 20549
BY EMAIL: cfletters@sec.gov

Re: *3M Company*
Securities Exchange Act of 1934, Rule 14a-8;
Stockholder Proposals Submitted by Nathan Cummings Foundation and UniversalHealth Care Foundation of Connecticut

Ladies and Gentlemen:

Under Rule 14a-8(j) of the Securities Exchange Act of 1934, this letter notifies the staff of the Division of Corporation Finance (the "Staff") that 3M intends to omit certain identical stockholder proposals from its proxy statement and form of proxy for 3M's 2007 Annual Meeting of stockholders (collectively, the "2007 Proxy Materials").

The Company received identical stockholder proposals and statements in support thereof (the "Proposals") from The Nathan Cummings Foundation, as the primary proponent, in a letter dated November 21, 2006, and from UniversalHealth Care Foundation of Connecticut, as a co-filer, in a letter dated November 20, 2006 (together, the "Proponents"). Copies of the Proposals and related correspondence are attached hereto as Exhibit A.

In accordance with Rule 14a-8(j) of the Exchange Act, enclosed are six copies of this letter and the attachments to this letter. By copy of this letter, 3M notifies the Proponents of its intention to omit the Proposals from its 2007 Proxy Materials. Also pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before 3M intends to file its definitive 2007 Proxy Materials with the Commission. 3M agrees to promptly forward to the Proponents any Staff response to 3M's no-action request that the Staff transmits by facsimile to 3M.

3M respectfully requests that the Staff concur in our view that the Proposals may be excluded from the 2007 Proxy Materials for the reasons set forth in this letter. To the extent that the reasons for omitting the Proposals are based on matters of law, this letter also constitutes an opinion of counsel that Rule 14a-8(j)(2)(iii) requires.

I. The Proposals

Although copies of the Proposals are attached, for ease of reference, the proposed resolution included with the Proposals reads as follows:

> *Stockholders request the company report (at reasonable cost and omitting proprietary information) on the implications of rising health care expenses and how it is positioning itself to address this public policy issue without compromising the health and productivity of its workforce. The report should be completed by June 30, 2007 and need not address specific benefit offerings.*

II. Reasons for Exclusion

3M believes that it may omit the Proposals under Rule 14a-8(i)(7) because they involve 3M's ordinary business operations. The reasons for 3M's conclusions are set forth below.

The Proposals May Be Excluded Under Rule 14a-8(i)(7) Because They Involve Ordinary Business Operations

Under Rule 14a-8(i)(7), a registrant may properly exclude a proposal dealing with a matter relating to the conduct of the registrant's ordinary business operations. In Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the general underlying policy of this exclusion is consistent with the policy of most state corporate laws: viz., "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further explained that that the ordinary business exclusion rests on two principal considerations: The first relates to certain tasks that are so fundamental to the Board of Directors' and management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. One example in this connection is "the management of the workforce, such as hiring, promotion, and termination of employees." The second consideration "relates to the degree to which the proposal attempts to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." For the reasons presented below, the Proposals fall within the parameters of the ordinary business exception contained in Rule 14a-8(i)(7) and, therefore, the Company may exclude the Proposals on that basis.

(A) Ordinary business relating to general employment compensation issues

The Proposals seek a Company report on the implications of rising health care expenses and how the Company plans to deal with these issues without compromising employee productivity and health. Such Proposals go to the heart of "the management of the workforce" of the Company and infringe upon management's core function of overseeing the Company's ordinary business operations.

The subject matter of the report sought by the Proposals involves a matter of ordinary business. The Commission has long recognized that proposals concerning pension, health and other benefits for a corporation's employees relate to its the ordinary business operations, and the Staff, via numerous no-action letters, has consistently allowed omission – both under Rule 14(a)-8(i)(7) and its predecessor Rule 14a-8(c)(7) – of proposals concerning employee retirement, health, medical and other welfare benefits. Hiring and retaining talented employees to remain competitive in the market place is one of the most fundamental tasks reserved to the company management as part of its day-to-day control over ordinary business operations. To achieve that, the employee benefits and compensation (including health care benefits) play a critically important role. Due to the complex business considerations that go into employee benefits as part of management's operations, it is simply not appropriate for direct oversight by shareholders who do not have the requisite expertise and knowledge and therefore, as a group, would not be in the position of making an informed judgment.

In the ordinary course of the Company's business operations, under the leadership of our Senior Vice President of Human Resources and with consultation of appropriate professionals, 3M's HR department (including, among others, Total Compensation Resources Center and HR Operations) is directly responsible for all aspects of the Company's employee benefit plans and programs (including health care). General employee and retiree benefits are one of the most important employee issues the Company deals with on a day-to-day basis. 3M provides a broad range of resources for employees' well-being, health and productivity. We have systems in place to help measure the effectiveness of health and productivity programs and to help us build on our successes and make continuous improvements. Since the 1930s when 3M began providing a financial safety net for employees experiencing disabling health problems, 3M has had a tradition of offering medical and disability benefits as part of our competitive compensation. 3M provides competitive market pay, and in the U.S., 3M offers a comprehensive and flexible benefits program that includes medical, dental and life insurance benefits. 3M benchmarks with a group of comparator companies to ensure our benefits are competitive. As part of ordinary business operations, the Company monitors and works to control all sorts of expenses, including health care cost. The matter of health care benefits is inherently complex, requires functional expertise and intimate understanding of day-to-day operations, in light of the external changes in the health care area, and thus is most appropriately reserved for management control.

Since general employee and retiree benefits (including health care) is perhaps one of the most fundamental employee issues companies such as 3M (and its HR department) deal with on a day-to-day basis, the Commission has long recognized that stockholder proposals concerning the structuring, coverage, and analyses for such general employee and retiree health plans, including both cost, insurance coverage and other issues relating thereto, as well as other decision-making activities relating to plans covering the general employee/retiree population, all relate to the ordinary business operations of a corporation, and the staff has consistently concurred in the omission under Rule 14a-8(i)(7) of a variety of proposals regarding employee health, retiree medical and other benefits. In *International Business Machines Corporation* (January 13, 2005), a proposal requested that IBM prepare and publish a report, within six months, "examining the

competitive impact of rising health insurance costs," and, similar to the Proposals at hand, asked the management to report, among others, "any concrete steps or policy options the Board has adopted, or is currently considering, to reduce these costs..." (emphasis added). The Staff agreed that the proposal may be excluded under Rule 14a-8(i)(7) "as relating to IBM's ordinary business operations (i.e., employee benefits)." See also, *Sprint Corporation* (January 28, 2004) (proposal requesting Sprint's board report on the **potential impact** on the recruitment and retention of Sprint employees due to changes to retiree health care and life insurance coverage properly excluded as relating to Sprint's ordinary business operation (i.e., general employee benefits)) (emphasis added). It is noteworthy that in *Sprint*, the proponent in its supporting statement couched the "**rising health care costs**" as "**one of the most critical social policy issues confronting U.S. employers and employees**," citing news media stories and industry research results, a tactic and argument similar to the Proposals here. See also, *Wal-Mart Stores, Inc.* (March 24, 2006) (proposal seeking a board report on the "public health services used by the Company in its domestic operations" properly excluded as relating to Wal-Mart's ordinary business operations (i.e., employee benefits)). Likewise, the Proposals should be excluded as relating to 3M's ordinary business operations, i.e., general employee benefits.

(B) Ordinary business despite characterization as public policy issues

Shareholder proposals such as the Proposals being considered here are not new. In the early 1990s, the Staff has consistently disagreed with these earlier stockholder proponents who attempted to characterize their proposals on national health care reform as something other than ordinary business. For example, in *PepsiCo, Inc.* (March 7, 1991), the Staff concluded that a proposal calling for the establishment of a board committee to evaluate "the impact of a representative cross section of the various health care reform proposals being considered by national policy makers on the company" could be excluded as ordinary business. It is worth noting that despite the purported "policy nature" of the PepsiCo proposal, the Staff found no substantial social or other important policy issue that would transcend it outside of the ordinary business exclusion.

In fact, this type of proposals alleging public policy issues is not new to 3M, either. In *Minnesota Mining and Manufacturing Company* (February 10, 1992), a proposal was made seeking the board to establish a committee "for the purpose of evaluating the impact of various health care reform proposals on the company" and reporting the findings of such an evaluation. There are some striking similarities between the 1992 proposal and the Proposals at hand. The 1992 proposal stated that shareholders "are concerned that the Company remain competitive in the United States and worldwide, and are concerned about the effects of the health care crisis in the United States...accordingly, a policy-level analysis is necessary for our Company to be prepared for the possible effects on shareholder value." In its correspondence to the Commission supporting its 1992 proposal, the proponent urged the Company board committee to review the emerging restructuring of the national health-care system so as to "be able to position the Company appropriately," also citing various federal and state legislative activities, the President's State of the Union speech, and news media coverage and trade association survey results concerning the health care issues. Similarly, the Proponents today seek a Company report on "the implications" of rising health care expenses and how the Company "is positioning itself to address this public policy issue without compromising the health and productivity of its workforce." The Proponents in their supporting statement also cite various legislative activities, news media reports, trade association studies, and business leaders lamenting "[s]oaring [health care] costs" are making it "difficult for American companies to compete in the global market place." The Company in 1992 pointed out the Staff had issued numerous no-action letters recognizing that "matter dealing with employee benefits generally are matters relating to the conduct of ordinary business operations" subject to exclusion, and that the Staff had previously determined that "**the mere assertion that a proposal involving employee health care benefits touches upon larger societal issues does not alter the basic nature of how the proposal impacts the registrant, i.e., its employee benefit plans which are matters dealing with ordinary business operations**" (citing *International Business Machines Corporation* (February 19, 1987)) (emphasis added). The Company further stated that to the extent that issues of national health care reform "relate in any manner to 3M and its operations, the relationship focuses on the employee benefits extended under plans adopted by 3M as an employer and health care provider." The Staff concurred in 3M's view and allowed exclusion under the ordinary business grounds as the proposal was found to be directed at involving the company in the political or legislative process relating to an aspect of the Company's operations (even though the proponent in 1992 argued it did not "direct the Company to lobby or to take a position on any of the proposed reforms"). See also, *Minnesota Mining and Manufacturing Company* (February 6, 1991) (proposal properly excluded as ordinary business operations where proposal sought a board report including an evaluation of the impact of various health care reform proposals, as such reform proposals relate to 3M and its "competitive standing in domestic and international markets" according to the proponent).

Other Staff letters have concluded that proposals are excludable as part of ordinary business. See *International Business Machines Corporation* (January 21, 2002) (where IBM argued no significant policy issues were implicated in the 2002 proposal, and Staff concurred in exclusion as the request for a report on healthcare benefits appeared directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations). See also, *Excelon Corporation* (March 10, 2005) (proposal to forbid executive incentives tied to reduction of retiree benefits were excludable). It is worth noting that in concurring in Excelon's view of excludability, the Staff noted that "although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of general employee benefits." In other words, the true test is the ordinary business nature concerning general employee benefits, such as in the Proposals at hand, and it does not matter how differently a proponent characterizes it otherwise. The staff has consistently concurred that registrants may exclude proposals crafted so as to seek to avoid exclusion under ordinary business grounds. See, e.g., *General Electric Company* (January 10, 2005) (permitting exclusion of proposal that ties executive compensation to social responsibility and environmental criteria); *Wal-Mart Stores, Inc.* (March 24, 2006) (reference to public assistance programs did not alter the ordinary business nature of the proposal).

In sum, we believe the Proposals clearly deal with a matter that involves the Company's ordinary business operations, and as such, are precisely the type of proposals that should be excluded under Rule 14a-8(i)(7) because they relate to certain tasks that are so fundamental to management's ability to run our Company on a day-to-day basis, that they cannot be subject to direct shareholder oversight, and also because they seek to "micro-manage" the Company by "probing too deeply into matters of a complex nature upon which shareowners, as a group, would not be in a position to make an informed judgment." SEC Rel. No. 34-40018 (May 21, 1998).

Conclusion

Based on the foregoing analysis, 3M respectfully requests that the Staff concur that it will not recommend enforcement action if 3M excludes the Proposals from its 2007 Proxy Materials. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staffs final position. I would be happy to provide you with any additional information and answer any questions. Please call me at 651-733-2204 if I can be of any further assistance in this matter.

Sincerely,

Gregg M. Larson

Gregg M. Larson

cc: The Nathan Cummings Foundation
UniversalHealth Care Foundation of Connecticut

EXHIBIT A

THE · NATHAN · CUMMINGS · FOUNDATION

November 21, 2006

Gregg M. Larson
Associate General Counsel & Secretary
3M Company
3M Center, Building 0220-13-W-39
St. Paul, MN 55144-1000

RECEIVED
NOV 2006
Gregg M. Larson

Dear Mr. Larson:

The Nathan Cummings Foundation is an endowed institution with approximately $500 million of investments. As a private foundation, the Nathan Cummings Foundation is committed to the creation of a socially and economically just society and seeks to facilitate sustainable business practices by supporting the accountability of corporations for their actions. As an institutional investor, the Foundation believes that the way in which a company approaches major public policy issues has important implications for long-term shareholder value.

It is with these considerations in mind that we submit this resolution for inclusion in 3M Company's proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate an indication in the proxy statement that the Nathan Cummings Foundation is the primary proponent of this resolution. At least one representative of the filers will attend the stockholders' meeting to move the resolution as required by the rules of the Securities and Exchange Commission.

The Nathan Cummings Foundation is the beneficial owner of over $2,000 worth of shares of 3M Company stock. Verification of this ownership, provided by Northern Trust, our custodian bank, is included with this letter. We have held over $2,000 worth of the stock for more than one year and will continue to hold these shares through the shareholder meeting.

If you have any questions or concerns about this resolution, please contact Laura Shaffer at (212) 787-7300. Thank you for your time.

Sincerely,

Lance E. Lindblom
President and CEO

Laura J. Shaffer
Manager of Shareholder Activities

cc: Interfaith Center on Corporate Responsibility Members and Associates

The provision of health insurance is crucial to productivity—the HR Policy Association estimates that the annual cost of reduced productivity stemming from the lack of coverage is at least $87 billion—and can be critical to attracting and retaining talented workers. Employer-based coverage is an essential part of America's health insurance system and will continue to be so for the near term.

However, the cost of employer-sponsored health plans has increased by nearly 75 percent since 2000, with premiums increasing more rapidly than either inflation or wage growth. Health insurance costs are now among the fastest-growing business expenses for American corporations. In fact, *The McKinsey Quarterly* predicted that the average Fortune 500 company could see health benefit spending equal profits as soon as 2008.

According to *Business Week*, "The biggest issue for Corporate America in 2005 and beyond is getting out from under the crushing burden of costly medical-care benefits." Soaring costs are putting upward pressure on cost structures and cutting into profits. They also make it difficult for American companies to compete in the global market place.

A study by the Manufacturers Alliance and the National Association of Manufacturers found that structural costs, of which the largest component by far is health care, add almost 23 percent to the price of doing business in the United States. Wilbur Ross, the investor responsible for restructuring Bethlehem Steel, estimated in a recent issue of *The New Yorker* that American companies are confronted with a 15 percent cost disadvantage versus firms from countries with universal health care.

Major American corporations are feeling the effects. General Motors' CEO recently lamented that, "[GM's] health care expense represents a significant disadvantage versus our foreign-based competitors. Left unaddressed, this will make a big difference in our ability to compete in investment, technology and other key contributors to our future success." GM's CEO is not alone. The *Economist* recently speculated that many American executives harbor similar sentiments and the U.S. Chamber of Commerce has identified the cost of health care as an issue affecting the ability of U.S. corporations to compete in global markets.

According to the Deloitte Center for Health Solutions, current attempts to hold down the cost of coverage are not demonstrating appreciable results. And eliminating benefits altogether is not a viable option either. According to Ford's *2004/5 Sustainability Report*, "Long-term, national solutions are needed." In the meantime, state legislatures are beginning to address health coverage. Four states have passed universal health care bills, at least eight more are under consideration and an additional seven states are studying the possibility of a universal system.

Resolved: Shareholders request that the company report (at reasonable cost and omitting proprietary information) on the implications of rising health care expenses and how it is positioning itself to address this public policy issue without compromising the health and productivity of its workforce. The report should be completed by June 30, 2007 and need not address specific benefit offerings.

RECEIVED

NOV 2 2006

G. Larson

November 20, 2006

Mr. Gregg Larson
Associate General Counsel & Secretary
3M Company
3M Center, Bldg. 220-11W-02
St. Paul, MN 55144-1000

Dear Mr. Larson:

UniversalHealth Care Foundation of Connecticut holds at least 2,000 shares of 3M Company stock. The UniversalHealth Care Foundation of Connecticut is an independent, nonprofit charity dedicated to making the health system work for all Connecticut residents. The Foundation believes health care is a fundamental right.

Therefore, we are co-filing the enclosed shareholder proposal for inclusion in the 2007 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of 3M Company shares. We are co-filing this resolution with Nathan Cummings Foundation as the primary filer.

We have been a shareholder for more than one year and verification of our ownership position is forthcoming. We will continue to be an investor through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We look forward to your response.

Sincerely,

Linda Dahlmyer

Encl. Resolution Text

UniversalHealth Care Foundation of Connecticut
290 Pratt Street
Meriden, CT 06450
Phone 203-639-0550 Fax 203-639-0519

The provision of health insurance is crucial to productivity—the HR Policy Association estimates that the annual cost of reduced productivity stemming from the lack of coverage is at least $87 billion—and can be critical to attracting and retaining talented workers. Employer-based coverage is an essential part of America's health insurance system and will continue to be so for the near term.

However, the cost of employer-sponsored health plans has increased by nearly 75 percent since 2000, with premiums increasing more rapidly than either inflation or wage growth. Health insurance costs are now among the fastest-growing business expenses for American corporations. In fact, *The McKinsey Quarterly* predicted that the average Fortune 500 company could see health benefit spending equal profits as soon as 2008.

According to *Business Week*, "The biggest issue for Corporate America in 2005 and beyond is getting out from under the crushing burden of costly medical-care benefits." Soaring costs are putting upward pressure on cost structures and cutting into profits. They also make it difficult for American companies to compete in the global market place.

A study by the Manufacturers Alliance and the National Association of Manufacturers found that structural costs, of which the largest component by far is health care, add almost 23 percent to the price of doing business in the United States. Wilbur Ross, the investor responsible for restructuring Bethlehem Steel, estimated in a recent issue of *The New Yorker* that American companies are confronted with a 15 percent cost disadvantage versus firms from countries with universal health care.

Major American corporations are feeling the effects. General Motors' CEO recently lamented that, "[GM's] health care expense represents a significant disadvantage versus our foreign-based competitors. Left unaddressed, this will make a big difference in our ability to compete in investment, technology and other key contributors to our future success." GM's CEO is not alone. The *Economist* recently speculated that many American executives harbor similar sentiments and the U.S. Chamber of Commerce has identified the cost of health care as an issue affecting the ability of U.S. corporations to compete in global markets.

According to the Deloitte Center for Health Solutions, current attempts to hold down the cost of coverage are not demonstrating appreciable results. And eliminating benefits altogether is not a viable option either. According to Ford's *2004/5 Sustainability Report*, "Long-term, national solutions are needed." In the meantime, state legislatures are beginning to address health coverage. Four states have passed universal health care bills, at least eight more are under consideration and an additional seven states are studying the possibility of a universal system.

Resolved: Shareholders request that the company report (at reasonable cost and omitting proprietary information) on the implications of rising health care expenses and how it is positioning itself to address this public policy issue without compromising the health and productivity of its workforce. The report should be completed by June 30, 2007 and need not address specific benefit offerings.

Gregg M. Larson
Associate General Counsel and
Secretary

3M Legal Affairs
Office of General Counsel

P.O. Box 33428
St. Paul, MN 55133-3428 USA
Phone: (651) 733-2204
Fax: (651) 737-2553
Email: gmlarson@mmm.com

November 22, 2006

Via Facsimile

Ms. Linda Dahlmyer
UniversalHealth Care Foundation of Connecticut
290 Pratt Street
Meriden, CT 06450

Re: Shareholder Proposal

Dear Ms. Dahlmyer:

We received the UniversalHealth Care Foundation of Connecticut's ("UniversalHealth") letter on November 22, 2006 regarding a proposal for inclusion in our proxy statement in connection with our 2007 annual meeting.

Under the rules of the Securities and Exchange Commission, in order to be eligible to submit a proposal for inclusion in 3M's proxy statement, UniversalHealth must have continuously held at least $2,000 in market value for at least one year by the date it submitted the proposal, and must continue to hold those securities through the date of the shareholders' meeting.

Since UniversalHealth is not a registered shareholder, please submit a letter from the brokerage firm identifying who is the record holder, verifying that at the time UniversalHealth submitted its proposal, it continuously held its 3M shares for at least one year. As of the date of this letter, we have not received the written statement from the record holder as required by the SEC rules. Your response correcting these deficiencies must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. Failure to provide the information required by the SEC rules within this 14-day time frame will allow 3M to exclude the proposal from its proxy statement.

After receiving proof of ownership, we will provide our position on the proposal.

Please call me if you have any questions.

Sincerely,

Gregg M. Larson

[redacted]

From: CFLETTERS
Sent: Monday, January 08, 2007 9:03 AM
To: [redacted]
Cc: [redacted]
Subject: FW: No-action letter of 3M

Importance: High

Follow Up Flag: Follow up
Flag Status: Red

Attachments: SEC Ltr - Nathan Cummings Stockholder Proposal.pdf; Exhibit A - Cummings Foundation.pdf

SEC Ltr - Exhibit A -
ian Cummings Stnmings Foundati

-----Original Message-----
From: gmlarson@mmm.com [mailto:gmlarson@mmm.com]
Sent: Friday, January 05, 2007 6:55 PM
To: CFLETTERS
Subject: No-action letter of 3M
Importance: High

Attached is 3M's no-action letter to exclude from 3M's 2007 Proxy Materials a stockholder proposal from the Nathan Cummings Foundation and UniversalHealth Care Foundation of Connecticut pertaining to health care costs. Also attached is exhibit A to the letter. You will receive under separate cover six copies of the attached documents. Please call me if you have any questions.

(See attached file: SEC Ltr - Nathan Cummings Stockholder Proposal.pdf) (See attached file: Exhibit A - Cummings Foundation.pdf)

Gregg M. Larson
Associate General Counsel/Secretary
3M Office of General Counsel
3M Center, St. Paul, MN 55133-3428
Office Location: Bldg. 220-10W-15
Office Mail Address: Bldg. 220-9E-02
Tel: 651.733.2204 Fax: 651.737.2553
E-mail: gmlarson@mmm.com

Gregg M. Larson
Associate General Counsel and Secretary

3M Legal Affairs
Office of General Counsel

P.O. Box 33428
St. Paul, MN 55133 3428 USA
Telephone: 651.733.2204
Facsimile: 651.737.2553
Email: gmlarson@mmm.com

January 5, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, DC 20549
BY EMAIL: cfletters@sec.gov

Re: *3M Company*
Securities Exchange Act of 1934, Rule 14a-8;
Stockholder Proposals Submitted by Nathan Cummings Foundation and UniversalHealth Care Foundation of Connecticut

Ladies and Gentlemen:

Under Rule 14a-8(j) of the Securities Exchange Act of 1934, this letter notifies the staff of the Division of Corporation Finance (the "Staff") that 3M intends to omit certain identical stockholder proposals from its proxy statement and form of proxy for 3M's 2007 Annual Meeting of stockholders (collectively, the "2007 Proxy Materials").

The Company received identical stockholder proposals and statements in support thereof (the "Proposals") from The Nathan Cummings Foundation, as the primary proponent, in a letter dated November 21, 2006, and from UniversalHealth Care Foundation of Connecticut, as a co-filer, in a letter dated November 20, 2006 (together, the "Proponents"). Copies of the Proposals and related correspondence are attached hereto as Exhibit A.

In accordance with Rule 14a-8(j) of the Exchange Act, enclosed are six copies of this letter and the attachments to this letter. By copy of this letter, 3M notifies the Proponents of its intention to omit the Proposals from its 2007 Proxy Materials. Also pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before 3M intends to file its definitive 2007 Proxy Materials with the Commission. 3M agrees to promptly forward to the Proponents any Staff response to 3M's no-action request that the Staff transmits by facsimile to 3M.

3M respectfully requests that the Staff concur in our view that the Proposals may be excluded from the 2007 Proxy Materials for the reasons set forth in this letter. To the extent that the reasons for omitting the Proposals are based on matters of law, this letter also constitutes an opinion of counsel that Rule 14a-8(j)(2)(iii) requires.

I. The Proposals

Although copies of the Proposals are attached, for ease of reference, the proposed resolution included with the Proposals reads as follows:

> *Stockholders request the company report (at reasonable cost and omitting proprietary information) on the implications of rising health care expenses and how it is positioning itself to address this public policy issue without compromising the health and productivity of its workforce. The report should be completed by June 30, 2007 and need not address specific benefit offerings.*

II. Reasons for Exclusion

3M believes that it may omit the Proposals under Rule 14a-8(i)(7) because they involve 3M's ordinary business operations. The reasons for 3M's conclusions are set forth below.

The Proposals May Be Excluded Under Rule 14a-8(i)(7) Because They Involve Ordinary Business Operations

Under Rule 14a-8(i)(7), a registrant may properly exclude a proposal dealing with a matter relating to the conduct of the registrant's ordinary business operations. In Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the general underlying policy of this exclusion is consistent with the policy of most state corporate laws: viz., "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further explained that that the ordinary business exclusion rests on two principal considerations: The first relates to certain tasks that are so fundamental to the Board of Directors' and management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. One example in this connection is "the management of the workforce, such as hiring, promotion, and termination of employees." The second consideration "relates to the degree to which the proposal attempts to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." For the reasons presented below, the Proposals fall within the parameters of the ordinary business exception contained in Rule 14a-8(i)(7) and, therefore, the Company may exclude the Proposals on that basis.

(A) <u>Ordinary business relating to general employment compensation issues</u>

The Proposals seek a Company report on the implications of rising health care expenses and how the Company plans to deal with these issues without compromising employee productivity and health. Such Proposals go to the heart of "the management of the workforce" of the Company and infringe upon management's core function of overseeing the Company's ordinary business operations.

The subject matter of the report sought by the Proposals involves a matter of ordinary business. The Commission has long recognized that proposals concerning pension, health and other benefits for a corporation's employees relate to its the ordinary business operations, and the Staff, via numerous no-action letters, has consistently allowed omission – both under Rule 14(a)-8(i)(7) and its predecessor Rule 14a-8(c)(7) – of proposals concerning employee retirement, health, medical and other welfare benefits. Hiring and retaining talented employees to remain competitive in the market place is one of the most fundamental tasks reserved to the company management as part of its day-to-day control over ordinary business operations. To achieve that, the employee benefits and compensation (including health care benefits) play a critically important role. Due to the complex business considerations that go into employee benefits as part of management's operations, it is simply not appropriate for direct oversight by shareholders who do not have the requisite expertise and knowledge and therefore, as a group, would not be in the position of making an informed judgment.

In the ordinary course of the Company's business operations, under the leadership of our Senior Vice President of Human Resources and with consultation of appropriate professionals, 3M's HR department (including, among others, Total Compensation Resources Center and HR Operations) is directly responsible for all aspects of the Company's employee benefit plans and programs (including health care). General employee and retiree benefits are one of the most important employee issues the Company deals with on a day-to-day basis. 3M provides a broad range of resources for employees' well-being, health and productivity. We have systems in place to help measure the effectiveness of health and productivity programs and to help us build on our successes and make continuous improvements. Since the 1930s when 3M began providing a financial safety net for employees experiencing disabling health problems, 3M has had a tradition of offering medical and disability benefits as part of our competitive compensation. 3M provides competitive market pay, and in the U.S., 3M offers a comprehensive and flexible benefits program that includes medical, dental and life insurance benefits. 3M benchmarks with a group of comparator companies to ensure our benefits are competitive. As part of ordinary business operations, the Company monitors and works to control all sorts of expenses, including health care cost. The matter of health care benefits is inherently complex, requires functional expertise and intimate understanding of day-to-day operations, in light of the external changes in the health care area, and thus is most appropriately reserved for management control.

Since general employee and retiree benefits (including health care) is perhaps one of the most fundamental employee issues companies such as 3M (and its HR department) deal with on a day-to-day basis, the Commission has long recognized that stockholder proposals concerning the structuring, coverage, and analyses for such general employee and retiree health plans, including both cost, insurance coverage and other issues relating thereto, as well as other decision-making activities relating to plans covering the general employee/retiree population, all relate to the ordinary business operations of a corporation, and the staff has consistently concurred in the omission under Rule 14a-8(i)(7) of a variety of proposals regarding employee health, retiree medical and other benefits. In *International Business Machines Corporation* (January 13, 2005), a proposal requested that IBM prepare and publish a report, within six months, "examining the

competitive impact of rising health insurance costs," and, similar to the Proposals at hand, asked the management to report, among others, "any concrete steps or policy options the Board has adopted, or is currently considering, to reduce these costs..." (emphasis added). The Staff agreed that the proposal may be excluded under Rule 14a-8(i)(7) "as relating to IBM's ordinary business operations (i.e., employee benefits)." See also, *Sprint Corporation* (January 28, 2004) (proposal requesting Sprint's board report on the **potential impact** on the recruitment and retention of Sprint employees due to changes to retiree health care and life insurance coverage properly excluded as relating to Sprint's ordinary business operation (i.e., general employee benefits)) (emphasis added). It is noteworthy that in *Sprint*, the proponent in its supporting statement couched the "**rising health care costs**" as "**one of the most critical social policy issues confronting U.S. employers and employees**," citing news media stories and industry research results, a tactic and argument similar to the Proposals here. See also, *Wal-Mart Stores, Inc.* (March 24, 2006) (proposal seeking a board report on the "public health services used by the Company in its domestic operations" properly excluded as relating to Wal-Mart's ordinary business operations (i.e., employee benefits)). Likewise, the Proposals should be excluded as relating to 3M's ordinary business operations, i.e., general employee benefits.

(B) Ordinary business despite characterization as public policy issues

Shareholder proposals such as the Proposals being considered here are not new. In the early 1990s, the Staff has consistently disagreed with these earlier stockholder proponents who attempted to characterize their proposals on national health care reform as something other than ordinary business. For example, in *PepsiCo, Inc.* (March 7, 1991), the Staff concluded that a proposal calling for the establishment of a board committee to evaluate "the impact of a representative cross section of the various health care reform proposals being considered by national policy makers on the company" could be excluded as ordinary business. It is worth noting that despite the purported "policy nature" of the PepsiCo proposal, the Staff found no substantial social or other important policy issue that would transcend it outside of the ordinary business exclusion.

In fact, this type of proposals alleging public policy issues is not new to 3M, either. In *Minnesota Mining and Manufacturing Company* (February 10, 1992), a proposal was made seeking the board to establish a committee "for the purpose of evaluating the impact of various health care reform proposals on the company" and reporting the findings of such an evaluation. There are some striking similarities between the 1992 proposal and the Proposals at hand. The 1992 proposal stated that shareholders "are concerned that the Company remain competitive in the United States and worldwide, and are concerned about the effects of the health care crisis in the United States...accordingly, a policy-level analysis is necessary for our Company to be prepared for the possible effects on shareholder value." In its correspondence to the Commission supporting its 1992 proposal, the proponent urged the Company board committee to review the emerging restructuring of the national health-care system so as to "be able to position the Company appropriately," also citing various federal and state legislative activities, the President's State of the Union speech, and news media coverage and trade association survey results concerning the health care issues. Similarly, the Proponents today seek a Company report on "the implications" of rising health care expenses and how the Company "is positioning itself to address this public policy issue without compromising the health and productivity of its workforce." The Proponents in their supporting statement also cite various legislative activities, news media reports, trade association studies, and business leaders lamenting "[s]oaring [health care] costs" are making it "difficult for American companies to compete in the global market place." The Company in 1992 pointed out the Staff had issued numerous no-action letters recognizing that "matter dealing with employee benefits generally are matters relating to the conduct of ordinary business operations" subject to exclusion, and that the Staff had previously determined that **"the mere assertion that a proposal involving employee health care benefits touches upon larger societal issues does not alter the basic nature of how the proposal impacts the registrant, i.e., its employee benefit plans which are matters dealing with ordinary business operations"** (citing *International Business Machines Corporation* (February 19, 1987)) (emphasis added). The Company further stated that to the extent that issues of national health care reform "relate in any manner to 3M and its operations, the relationship focuses on the employee benefits extended under plans adopted by 3M as an employer and health care provider." The Staff concurred in 3M's view and allowed exclusion under the ordinary business grounds as the proposal was found to be directed at involving the company in the political or legislative process relating to an aspect of the Company's operations (even though the proponent in 1992 argued it did not "direct the Company to lobby or to take a position on any of the proposed reforms"). See also, *Minnesota Mining and Manufacturing Company* (February 6, 1991) (proposal properly excluded as ordinary business operations where proposal sought a board report including an evaluation of the impact of various health care reform proposals, as such reform proposals relate to 3M and its "competitive standing in domestic and international markets" according to the proponent).

Other Staff letters have concluded that proposals are excludable as part of ordinary business. See *International Business Machines Corporation* (January 21, 2002) (where IBM argued no significant policy issues were implicated in the 2002 proposal, and Staff concurred in exclusion as the request for a report on healthcare benefits appeared directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations). See also, *Excelon Corporation* (March 10, 2005) (proposal to forbid executive incentives tied to reduction of retiree benefits were excludable). It is worth noting that in concurring in Excelon's view of excludability, the Staff noted that "although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of general employee benefits." In other words, the true test is the ordinary business nature concerning general employee benefits, such as in the Proposals at hand, and it does not matter how differently a proponent characterizes it otherwise. The staff has consistently concurred that registrants may exclude proposals crafted so as to seek to avoid exclusion under ordinary business grounds. See, e.g., *General Electric Company* (January 10, 2005) (permitting exclusion of proposal that ties executive compensation to social responsibility and environmental criteria); *Wal-Mart Stores, Inc.* (March 24, 2006) (reference to public assistance programs did not alter the ordinary business nature of the proposal).

In sum, we believe the Proposals clearly deal with a matter that involves the Company's ordinary business operations, and as such, are precisely the type of proposals that should be excluded under Rule 14a-8(i)(7) because they relate to certain tasks that are so fundamental to management's ability to run our Company on a day-to-day basis, that they cannot be subject to direct shareholder oversight, and also because they seek to "micro-manage" the Company by "probing too deeply into matters of a complex nature upon which shareowners, as a group, would not be in a position to make an informed judgment." SEC Rel. No. 34-40018 (May 21, 1998).

Conclusion

Based on the foregoing analysis, 3M respectfully requests that the Staff concur that it will not recommend enforcement action if 3M excludes the Proposals from its 2007 Proxy Materials. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staffs final position. I would be happy to provide you with any additional information and answer any questions. Please call me at 651-733-2204 if I can be of any further assistance in this matter.

Sincerely,

Gregg M. Larson

cc: The Nathan Cummings Foundation
UniversalHealth Care Foundation of Connecticut

EXHIBIT A

THE · NATHAN · CUMMINGS · FOUNDATION

November 21, 2006

Gregg M. Larson
Associate General Counsel & Secretary
3M Company
3M Center, Building 0220-13-W-39
St. Paul, MN 55144-1000

RECEIVED
NOV 2006
Gregg M. Larson

Dear Mr. Larson:

The Nathan Cummings Foundation is an endowed institution with approximately $500 million of investments. As a private foundation, the Nathan Cummings Foundation is committed to the creation of a socially and economically just society and seeks to facilitate sustainable business practices by supporting the accountability of corporations for their actions. As an institutional investor, the Foundation believes that the way in which a company approaches major public policy issues has important implications for long-term shareholder value.

It is with these considerations in mind that we submit this resolution for inclusion in 3M Company's proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate an indication in the proxy statement that the Nathan Cummings Foundation is the primary proponent of this resolution. At least one representative of the filers will attend the stockholders' meeting to move the resolution as required by the rules of the Securities and Exchange Commission.

The Nathan Cummings Foundation is the beneficial owner of over $2,000 worth of shares of 3M Company stock. Verification of this ownership, provided by Northern Trust, our custodian bank, is included with this letter. We have held over $2,000 worth of the stock for more than one year and will continue to hold these shares through the shareholder meeting.

If you have any questions or concerns about this resolution, please contact Laura Shaffer at (212) 787-7300. Thank you for your time.

Sincerely,

Lance E. Lindblom
President and CEO

Laura J. Shaffer
Manager of Shareholder Activities

cc: Interfaith Center on Corporate Responsibility Members and Associates

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

The provision of health insurance is crucial to productivity—the HR Policy Association estimates that the annual cost of reduced productivity stemming from the lack of coverage is at least $87 billion—and can be critical to attracting and retaining talented workers. Employer-based coverage is an essential part of America's health insurance system and will continue to be so for the near term.

However, the cost of employer-sponsored health plans has increased by nearly 75 percent since 2000, with premiums increasing more rapidly than either inflation or wage growth. Health insurance costs are now among the fastest-growing business expenses for American corporations. In fact, *The McKinsey Quarterly* predicted that the average Fortune 500 company could see health benefit spending equal profits as soon as 2008.

According to *Business Week*, "The biggest issue for Corporate America in 2005 and beyond is getting out from under the crushing burden of costly medical-care benefits." Soaring costs are putting upward pressure on cost structures and cutting into profits. They also make it difficult for American companies to compete in the global market place.

A study by the Manufacturers Alliance and the National Association of Manufacturers found that structural costs, of which the largest component by far is health care, add almost 23 percent to the price of doing business in the United States. Wilbur Ross, the investor responsible for restructuring Bethlehem Steel, estimated in a recent issue of *The New Yorker* that American companies are confronted with a 15 percent cost disadvantage versus firms from countries with universal health care.

Major American corporations are feeling the effects. General Motors' CEO recently lamented that, "[GM's] health care expense represents a significant disadvantage versus our foreign-based competitors. Left unaddressed, this will make a big difference in our ability to compete in investment, technology and other key contributors to our future success." GM's CEO is not alone. The *Economist* recently speculated that many American executives harbor similar sentiments and the U.S. Chamber of Commerce has identified the cost of health care as an issue affecting the ability of U.S. corporations to compete in global markets.

According to the Deloitte Center for Health Solutions, current attempts to hold down the cost of coverage are not demonstrating appreciable results. And eliminating benefits altogether is not a viable option either. According to Ford's *2004/5 Sustainability Report*, "Long-term, national solutions are needed." In the meantime, state legislatures are beginning to address health coverage. Four states have passed universal health care bills, at least eight more are under consideration and an additional seven states are studying the possibility of a universal system.

Resolved: Shareholders request that the company report (at reasonable cost and omitting proprietary information) on the implications of rising health care expenses and how it is positioning itself to address this public policy issue without compromising the health and productivity of its workforce. The report should be completed by June 30, 2007 and need not address specific benefit offerings.

THE · NATHAN · CUMMINGS · FOUNDATION

January 25, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by 3M Company to omit shareholder proposal submitted by The Nathan Cummings Foundation

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, The Nathan Cummings Foundation (the "Foundation"), together with the UniversalHealth Care Foundation of Connecticut, submitted a shareholder proposal (the "Proposal") to 3M Company ("3M" or the "Company"). The Proposal asks 3M to report on the implications of rising health care expenses and how the Company is positioning itself to address this public policy issue without compromising the health and productivity of its workforce.

By letter dated January 5, 2007, 3M stated that it intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2007 annual meeting of shareholders and asked for assurance that the Staff would not recommend enforcement action if it did so. 3M argues that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), as relating to 3M's ordinary business operations.

Rule 14a-8(i)(7) allows a company to exclude a proposal that "deals with a matter related to the company's ordinary business operations." 3M contends that the Proposal implicates the Company's ordinary business operations because it relates to general employment compensation issues and because the subject of the Proposal is not a significant social policy issue defeating application of the ordinary business exclusion.

In December 2006, Kohl's Corporation sought relief from the Division on much the same grounds with respect to a proposal submitted by the Foundation and two co-filers that was substantially identical to the Proposal. The Foundation argued in response to Kohl's request that the proposal's subject—the impact of rapidly rising health care costs and companies' strategic responses to that challenge—now must be recognized as a significant social policy issue in light of the following factors:

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

- The magnitude of the crisis facing U.S. businesses, epitomized by General Motors CEO Rick Wagoner's estimate that $1,500 of the cost of every car GM sells is attributable to health care, a surcharge he says companies in other countries do not bear[1] and the fact that in the Business Roundtable's Fourth Quarter 2006 CEO Economic Outlook Survey, over half of CEOs identified health care costs as the greatest cost pressure facing their businesses, for the fourth year in a row.[2]

- The radically changed federal political landscape following the 2006 mid-term elections, which shifted control of both the House and Senate to the Democrats

- The likelihood of federal legislation when Congress reconvened in January 2007

- Numerous state legislative initiatives aimed at reforming the health care system, including the adoption of universal coverage by Maine, Massachusetts and Vermont, the introduction of similar legislation in New Jersey,[3] and the consideration of universal coverage legislation by eight other states[4]

- The large indirect burden created by the large number of uninsured for companies that do provide health coverage

The Foundation's response emphasized that the proposal did not seek to micromanage Kohl's provision of employee benefits, but rather sought information about how Kohl's was approaching the issue from a strategic standpoint.

The Foundation's response was dated January 2, 2007. The Division concurred with Kohl's that it could exclude the Foundation's proposal in a determination publicly available on January 8, 2007. In the Foundation's view, developments since we submitted our response to Kohl's request have significantly strengthened the case that the response of companies like 3M to the growing health care crisis involves a significant social policy issue.

- On January 8, California Governor Schwarzenegger proposed sweeping changes to that state's health care system to cover all California residents, including

---

1 Ceci Connolly, "US Firms Losing Health Care Battle, GM Chairman Says," The Washington Post (Feb. 11, 2005).

2 See http://www.businessroundtable.org/newsroom/Document.aspx?qs=5916BF807822B0F1ADC478122FB51711FCF50C8.

3 See Richard G. Jones, "Health Insurance for all is Considered in New Jersey," The New York Times (Dec. 12, 2006).

4 See www.ncsl.org/programs/health/ universalhealth2006.htm.

requiring employers that do not offer coverage to pay into a fund to subsidize insurance for the uninsured and taxing both doctors and hospitals.[5]

- On January 16, The Business Roundtable, an organization representing 160 large U.S. corporations; AARP; and the Service Employees International Union announced that they were forming a coalition to press lawmakers to "find broad-based, bi-partisan solutions to the most compelling domestic issues facing the nation – health care and the long-term financial security of Americans."[6] An article in The Wall Street Journal reporting the group's formation noted, "[T]he fact that they're looking to coordinate their efforts shows how dominant the issue of overhauling health care is becoming."[7]

- On January 17, 2007, Pennsylvania Governor Rendell proposed Cover All Pennsylvanians, a program designed to facilitate the purchase of affordable coverage by the uninsured. He explained that spiraling health care costs are "creating a drag on our economy."[8]

- On January 23, President Bush proposed two health care reform measures—a standard income tax deduction for health insurance and assistance to states to provide greater coverage to uninsured residents—in his State of the Union Address.[9]

- A front page article in The Wall Street Journal on January 19th surveyed these and other developments and announced that "the long-festering issue of providing health coverage to the one in six Americans who lack it seems to have leapt to the top of the national to-do list . . . . Thrusting the long-running issue to the fore are political and economic forces that have been building for years but are given new force by political events."[10]

In the Foundation's view, these recent legislative developments and the intense media coverage of them leave no doubt that the strategic response of U.S. companies to rapidly escalating health care costs is a significant social policy issue. The intensity and breadth of the public debate on this topic compares favorably with subjects such as cash balance plan conversions,[11] religious discrimination in Northern Ireland,[12] and predatory lending,[13] which the Division has previously found to implicate significant social policy

---

[5] Jennifer Steinhauer, "California Plan For Health Care Would Cover All," The Wall Street Journal, at A1 (Jan. 9, 2007).

[6] See http://www.businessroundtable.org//newsroom/document.aspx?qs=58E6BF807822B0F1ADC458622FB51711FCF50C8.

[7] Deborah Solomon & Kris Maher, "Health Care Galvanizes Key Groups," The Wall Street Journal, at A10 (Jan. 17, 2007).

[8] See http://www.governor.state.pa.us/governor/cwp/view.asp?a=1115&q=451062.

[9] See http://www.whitehouse.gov/news/releases/2007/01/20070123-2.html.

[10] Deborah Solomon & David Wessel, "Health-Insurance Gap Surges as a Political Issue," The Wall Street Journal, at A1 (Jan. 19, 2007).

[11] See International Business Machines Corporation (publicly available Feb. 16, 2000).

[12] See TRW, Inc. (publicly available Jan. 28, 1986).

[13] See Associates First Capital Corp. (publicly available Mar. 13, 2000).

issues. Accordingly, we urge the Staff to consider these recent developments in evaluating 3M's request for no-action relief.

If you have any questions or need anything further, please do not hesitate to call me at (212) 787-7300. The Foundation appreciates the opportunity to be of assistance in this matter.

Very truly yours,

Laura J. Shaffer
Manager of Shareholder Activities

cc: Gregg M. Larson
Associate General Counsel and Secretary
3M Company
fax # 651-737-2553

Gregg M. Larson
Associate General Counsel and
Secretary

3M Legal Affairs
Office of General Counsel

P.O. Box 33428
St. Paul, MN 55133-3428 USA
Phone: (651) 733-2204
Fax: (651) 737-2553
Email: gmlarson@mmm.com

3010.

January 26, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, DC 20549
BY EMAIL: cfletters@sec.gov

Re: *3M Company*
Securities Exchange Act of 1934, Rule 14a-8;
Stockholder Proposals Submitted by Nathan Cummings Foundation and UniversalHealth Care Foundation of Connecticut

Ladies and Gentelemen:

This letter is in response to a letter dated January 25, 2007 from Nathan Cummings Foundation (the "Foundation Letter") to the staff of the Division of Corporation Finance (the "Staff") in connection with 3M's no action letter dated January 5, 2007, seeking to exclude certain identical stockholder proposals (the "Proposals") regarding health care costs. A copy of the Foundation Letter is attached hereto as Exhibit A. In its letter, Nathan Cummings Foundation (the "Proponent") opposes the request by 3M Company (the "Company") to exclude the Proposals from its proxy materials for the 2007 Annual Meeting of stockholders (the "2007 Proxy Materials").

For the reasons stated below, the Company disagrees with the Proponent and respectfully requests that the Staff concur in our view that the Proposals may be excluded from the 2007 Proxy Materials.

In our view, the Proponent has offered nothing new in the Foundation Letter. The recitation of certain current news events and media coverage thereof that occurred following the Staff's conclusion that an identical proposal of the Proponent is excludable (Kohl's Corporation, available January 8, 2007) cannot and have not changed the following fundamental principles:

(A) Under Rule 14a-8(i)(7), a registrant may properly exclude a proposal dealing with a matter relating to the conduct of the registrant's ordinary business operations;

(B) Certain tasks (such as the management of the workforce) are so fundamental to the management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight (Exchange Act Release No. 40018 (May 21, 1998)(the "1998 Release");

(C) Shareholder proposals may be excludable where they attempt to "micro-manage" the company by "by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." (1998 Release")

In fact, the Staff has previously determined, eloquently in our view, that "the mere assertion that a proposal involving employee health care benefits touches upon larger societal issues does not alter the basic nature of how the proposal impacts the registrant, i.e., its employee benefit plans which are matters dealing with ordinary business operations." (International Business Machines Corporation (February 19, 1987)).

In view of the above, and the consistent position the Staff has taken in this regard and the long line of the Staff no-action letter precedents, as recent as January 8, 2007 (Kohl's Corporation) (proposal excludable "as relating to Kohl's ordinary business operations (i.e., employee benefits)"), we respectfully request that the Staff concur that it will not recommend enforcement action if 3M excludes the Proposal from its 2007 Proxy Materials. I would be happy to provide you with any additional information and answer any questions.

Sincerely,

Gregg M. Larson

EXHIBIT A

THE · NATHAN · CUMMINGS · FOUNDATION

January 25, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by 3M Company to omit shareholder proposal submitted by The Nathan Cummings Foundation

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, The Nathan Cummings Foundation (the "Foundation"), together with the UniversalHealth Care Foundation of Connecticut, submitted a shareholder proposal (the "Proposal") to 3M Company ("3M" or the "Company"). The Proposal asks 3M to report on the implications of rising health care expenses and how the Company is positioning itself to address this public policy issue without compromising the health and productivity of its workforce.

By letter dated January 5, 2007, 3M stated that it intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2007 annual meeting of shareholders and asked for assurance that the Staff would not recommend enforcement action if it did so. 3M argues that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), as relating to 3M's ordinary business operations.

Rule 14a-8(i)(7) allows a company to exclude a proposal that "deals with a matter related to the company's ordinary business operations." 3M contends that the Proposal implicates the Company's ordinary business operations because it relates to general employment compensation issues and because the subject of the Proposal is not a significant social policy issue defeating application of the ordinary business exclusion.

In December 2006, Kohl's Corporation sought relief from the Division on much the same grounds with respect to a proposal submitted by the Foundation and two co-filers that was substantially identical to the Proposal. The Foundation argued in response to Kohl's request that the proposal's subject—the impact of rapidly rising health care costs and companies' strategic responses to that challenge—now must be recognized as a significant social policy issue in light of the following factors:

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

- The magnitude of the crisis facing U.S. businesses, epitomized by General Motors CEO Rick Wagoner's estimate that $1,500 of the cost of every car GM sells is attributable to health care, a surcharge he says companies in other countries do not bear[1] and the fact that in the Business Roundtable's Fourth Quarter 2006 CEO Economic Outlook Survey, over half of CEOs identified health care costs as the greatest cost pressure facing their businesses, for the fourth year in a row.[2]

- The radically changed federal political landscape following the 2006 mid-term elections, which shifted control of both the House and Senate to the Democrats

- The likelihood of federal legislation when Congress reconvened in January 2007

- Numerous state legislative initiatives aimed at reforming the health care system, including the adoption of universal coverage by Maine, Massachusetts and Vermont, the introduction of similar legislation in New Jersey,[3] and the consideration of universal coverage legislation by eight other states[4]

- The large indirect burden created by the large number of uninsured for companies that do provide health coverage

The Foundation's response emphasized that the proposal did not seek to micromanage Kohl's provision of employee benefits, but rather sought information about how Kohl's was approaching the issue from a strategic standpoint.

The Foundation's response was dated January 2, 2007. The Division concurred with Kohl's that it could exclude the Foundation's proposal in a determination publicly available on January 8, 2007. In the Foundation's view, developments since we submitted our response to Kohl's request have significantly strengthened the case that the response of companies like 3M to the growing health care crisis involves a significant social policy issue.

- On January 8, California Governor Schwarzenegger proposed sweeping changes to that state's health care system to cover all California residents, including

---

[1] Ceci Connolly, "US Firms Losing Health Care Battle, GM Chairman Says," The Washington Post (Feb. 11, 2005).

[2] See http://www.businessroundtable.org/newsroom/Document.aspx?qs=5916BF807822B0F1ADC478122FB51711FCF50C8.

[3] See Richard G. Jones, "Health Insurance for all is Considered in New Jersey," The New York Times (Dec. 12, 2006).

[4] See www.ncsl.org/programs/health/ universalhealth2006.htm.

requiring employers that do not offer coverage to pay into a fund to subsidize insurance for the uninsured and taxing both doctors and hospitals.[5]

- On January 16, The Business Roundtable, an organization representing 160 large U.S. corporations; AARP; and the Service Employees International Union announced that they were forming a coalition to press lawmakers to "find broad-based, bi-partisan solutions to the most compelling domestic issues facing the nation – health care and the long-term financial security of Americans."[6] An article in The Wall Street Journal reporting the group's formation noted, "[T]he fact that they're looking to coordinate their efforts shows how dominant the issue of overhauling health care is becoming."[7]

- On January 17, 2007, Pennsylvania Governor Rendell proposed Cover All Pennsylvanians, a program designed to facilitate the purchase of affordable coverage by the uninsured. He explained that spiraling health care costs are "creating a drag on our economy."[8]

- On January 23, President Bush proposed two health care reform measures—a standard income tax deduction for health insurance and assistance to states to provide greater coverage to uninsured residents—in his State of the Union Address.[9]

- A front page article in The Wall Street Journal on January 19th surveyed these and other developments and announced that "the long-festering issue of providing health coverage to the one in six Americans who lack it seems to have leapt to the top of the national to-do list . . . . Thrusting the long-running issue to the fore are political and economic forces that have been building for years but are given new force by political events."[10]

In the Foundation's view, these recent legislative developments and the intense media coverage of them leave no doubt that the strategic response of U.S. companies to rapidly escalating health care costs is a significant social policy issue. The intensity and breadth of the public debate on this topic compares favorably with subjects such as cash balance plan conversions,[11] religious discrimination in Northern Ireland,[12] and predatory lending,[13] which the Division has previously found to implicate significant social policy

---

5 Jennifer Steinhauer, "California Plan For Health Care Would Cover All," The Wall Street Journal, at A1 (Jan 9, 2007).

6 See http://www.businessroundtable.org//newsroom/document.aspx?qs=58E6BF807822B0F1ADC458622FB51711FCF50C8.

7 Deborah Solomon & Kris Maher, "Health Care Galvanizes Key Groups," The Wall Street Journal, at A10 (Jan. 17, 2007).

8 See http://www.governor.state.pa.us/governor/cwp/view.asp?a=1115&q=451062.

9 See http://www.whitehouse.gov/news/releases/2007/01/20070123-2.html.

10 Deborah Solomon & David Wessel, "Health-Insurance Gap Surges as a Political Issue," The Wall Street Journal, at A1 (Jan. 19, 2007).

11 See International Business Machines Corporation (publicly available Feb. 16, 2000).

12 See TRW, Inc. (publicly available Jan. 28, 1986).

13 See Associates First Capital Corp. (publicly available Mar. 13, 2000).

issues. Accordingly, we urge the Staff to consider these recent developments in evaluating 3M's request for no-action relief.

If you have any questions or need anything further, please do not hesitate to call me at (212) 787-7300. The Foundation appreciates the opportunity to be of assistance in this matter.

Very truly yours,

Laura J. Shaffer
Manager of Shareholder Activities

cc: Gregg M. Larson
Associate General Counsel and Secretary
3M Company
fax # 651-737-2553

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 20, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: 3M Company
Incoming letter dated January 5, 2007

The proposal requests that the board prepare a report examining the implications of rising health care expenses and how 3M is addressing this issue without compromising the health and productivity of its workforce.

There appears to be some basis for your view that 3M may exclude the proposal under rule 14a-8(i)(7), as relating to 3M's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if 3M omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

END